UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            The Vincam Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   92719 B 10 4
                                 (CUSIP Number)


                                James Westra, Esquire
                           Hutchins, Wheeler & Dittmar
              101 Federal Street, Boston, MA 02110 (617-951-6600)
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 1, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 92719B 10 4

1.   NAME OF REPORTING PERSON - Theodore L. Gatsas

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                 [   ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

               7.    SOLE VOTING POWER
                       900,000
NUMBER OF
SHARES         8.    SHARED VOTING POWER
BENEFICIALLY            -0-
OWNED BY
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING              900,000
PERSON WITH
              10.    SHARED DISPOSITIVE POWER
                        -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     900,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.6%

14.  TYPE OF REPORTING PERSON
     IN
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                                  SCHEDULE 13D


ITEM 1.           Security and Issuer:

                  This statement relates to shares of Common Stock, $.001 par value ("Common Stock"), of The Vincam Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2850 Douglas Road, Coral Gables, Florida 33134.

ITEM 2.           Identity and Background:

                  This statement is filed on behalf of Theodore Gatsas. Mr. Gatsas' business address is c/o Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430. Mr. Gatsas serves as area Vice President for the Issuer and conducts such business at the address set forth in the previous sentence.

                  Mr. Gatsas has not been convicted of any criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has Mr. Gatsas been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Gatsas is a citizen of the United States.

ITEM 3.           Source and Amount of Funds or Other Consideration:

                  On December 1, 1997, pursuant to a Merger Agreement dated October 24, 1997 (the "Merger Agreement"), the Issuer acquired all of the voting securities of Staffing Network, Inc. ("Staffing") (the "Merger"). Mr. Gatsas was a shareholder of Staffing prior to the consummation of the Merger. In exchange for cancellation of all his voting securities of Staffing in the Merger, Mr. Gatsas received 600,000 shares of Common Stock, representing approximately 6.6% of the Issuer's voting securities outstanding as of November 14, 1997. On December 10, 1997, an additional 300,000 shares of Common Stock were issued to Mr. Gatsas as a result of 3-for-2 stock dividend effected by the Issuer. Mr. Gatsas also has the right to acquire 15,000 shares of Common Stock, at a purchase price of $36.75 per share, pursuant to a stock option agreement entered into between Mr. Gatsas and the Issuer dated December 1, 1997, subject to shareholder approval of the Issuer on or prior to September 25, 1998. None of the options are currently exercisable.

ITEM 4.           Purpose of Transaction:

                  Mr. Gatsas acquired the Common Stock in consideration for the cancellation of all his outstanding shares in Staffing in connection with the Merger. Mr. Gatsas does not presently have any plans or proposals which will result in: (a) the acquisition


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                  by any person of additional  securities of the Issuer,  or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
                  (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any
                  change  in  the  Issuer's   charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of
                  equity   securities  of  the  Issuer  becoming   eligible  for
                  termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           Interest in Securities of the Issuer:

                  (a) Mr.  Gatsas  beneficially  owns  900,000  shares of Common
                  Stock, constituting approximately 6.6% of shares of Common Stock outstanding (based on the number of shares outstanding in the most recently available filing with the Commission by the Issuer and adjusted for the stock split described in Item 3 above). Mr. Gatsas also has the right to acquire 15,000 shares of Common Stock, at a purchase price of $36.75 per share, pursuant to a stock option agreement entered into between Mr. Gatsas and the Issuer dated December 1, 1997, subject to shareholder approval of the Issuer on or prior to September 25, 1998. None of the options are currently exercisable.

                  (b) Mr. Gatsas has sole power to vote or direct the voting and dispose or direct the disposition of all of the shares described in Item 5(a).

                  (c) On December 1, 1997, in connection with the Merger, Mr. Gatsas acquired 600,000 shares of Common Stock and was granted options to purchase an additional 15,000 shares of Common
                  Stock, and on December 10, 1997, Mr. Gatsas received an additional 300,000 shares of Common Stock pursuant to a stock split of the Issuer, all as described in Item 3 above.

                  (d) No person other than those disclosed in this Item is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

                  Mr. Gatsas is a party to a Registration Agreement dated December 1, 1997 with the Issuer pursuant to which Mr. Gatsas has certain rights to require the registration under the Securities Act of 1933, as amended, of the shares of Common Stock beneficially owned by him and set forth in Item 5(a). Mr. Gatsas is also a party to an Escrow Agreement dated December 1, 1997 with the Issuer pursuant to which 90,000 shares of Common Stock owned by Mr. Gatsas are held by an independent escrow agent and may be transferred to the Issuer in the event Mr. Gatsas is required to fulfill certain indemnification obligations under the Merger Agreement described in Item 3 above. Unless and until such shares of Common Stock held in escrow are returned to the Issuer under the terms of the Escrow Agreement, Mr. Gatsas is entitled to vote such shares.

ITEM 7.           Material to Be Filed as Exhibits:

                  Escrow Agreement.

                  [Remainder of Page Intentionally Left Blank]

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 1998                  /s/ Theodore L. Gatsas
                                             Signature



                                         Theodore L. Gatsas
                                         Name:  Michael J. Gatsas

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